Filed by Peugeot S.A.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company:  Peugeot S.A.

The following is a transcript of a joint call with investors held by Peugeot S.A. and Fiat Chrysler Automobiles N.V. on December 18, 2019. The following also refers to the presentation entitled “Proposed Merger - Building A Leader For A New Era In Sustainable Mobility” filed by Peugeot S.A. with the Securities and Exchange Commission pursuant to Rule 425 under the Securities Act of 1933, as amended, on December 18, 2019 (Accession No. 0000950157-19-001447).

IMPORTANT NOTICE

By reading the following communication, you agree to be bound by the following limitations and qualifications:

This communication is for informational purposes only and is not intended to and does not constitute an offer or invitation to exchange or sell or solicitation of an offer to subscribe for or buy, or an invitation to exchange, purchase or subscribe for, any securities, any part of the business or assets described herein, or any other interests or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication should not be construed in any manner as a recommendation to any reader of this document.

This communication is not a prospectus, product disclosure statement or other offering document for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14th 2017.

An offer of securities in the United States pursuant to a business combination transaction will only be made, as may be required, through a prospectus which is part of an effective registration statement filed with the U.S. Securities and Exchange Commission (“SEC”).  Shareholders of Peugeot S.A. (“PSA”) and Fiat Chrysler Automobiles N.V. (“FCA”) who are U.S. persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the SEC because it will contain important information relating to the proposed transaction.  You may obtain copies of all documents filed with the SEC regarding the proposed transaction, documents incorporated by reference, and FCA’s SEC filings at the SEC’s website at http://www.sec.gov.  In addition, the effective registration statement will be made available for free to shareholders in the United States.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements. In particular, these forward-looking statements include statements regarding future financial performance and the expectations of FCA and PSA (the “Parties”) as to the achievement of certain targeted metrics at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Parties’ current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.

Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the ability of PSA and FCA and/or the combined group resulting from the proposed transaction (together with the Parties, the “Companies”) to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the Companies’ ability to expand certain of their brands globally; the Companies’ ability to offer innovative, attractive products; the Companies’ ability to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the intense level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the funding of the Parties’ defined benefit pension plans; the ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies; the ability to access funding to execute the Companies’ business plans and improve their businesses, financial condition and results of operations; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Companies’ vehicles; the Companies’ ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters; uncertainties as to whether the proposed business combination discussed in this document will be consummated or as to the timing thereof; the risk that the announcement of the proposed business combination may make it more difficult for the Parties to establish or maintain relationships with their employees, suppliers and other business partners or governmental entities; the risk that the businesses of the Parties will be adversely impacted during the pendency of the proposed business combination; risks related to the regulatory approvals necessary for the combination; the risk that the operations of PSA and FCA will not be integrated successfully and other risks and uncertainties.

Any forward-looking statements contained in this communication speak only as of the date of this document and the Parties disclaim any obligation to update or revise publicly forward-looking statements. Further information concerning the Parties and their businesses, including factors that could materially affect the Parties’ financial results, are included in FCA’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB and PSA’s filings with the AFM.

Transcript PSA-FCA Combination Agreement Conference Call[1]

Joseph VELTRI, Vice President Global Investor Relations, FCA

Welcome to everyone joining us today for this historic event.  Earlier today, PSA and FCA jointly announced that the two companies have entered into a binding combination agreement for a proposed 50:50 merger.  Today’s call will focus on that proposed transaction

1 Not a verbatim transcript; material omitted and edited for clarity.

and will be hosted by PSA’s Chief Executive Office, Carlos Tavares and FCA’s Chief Financial Officer, Mike Manley.  Also present today are Richard Palmer, FCA’s Chief Financial Officer, Philippe de Rovira, PSA’s Chief Financial Officer and Andrea Bandinelli, PSA’s Head of Investor Relations.

The presentation material for today’s call has been posted on both the FCA Group website and the Groupe PSA website.  After their presentations, both Mike and Carlos will be available to answer questions from the sell‑side analysts.  If you wish to ask a question, you may enter the queue by pressing *1 on your telephone keypad.

Before we begin, I just want to point out that any forward-looking statements made during today’s call are subject to the risks and uncertainties mentioned in the safe harbour statement, which is included on page three of today’s presentation.  This also includes the risk that the agreed transaction discussed during today’s call remains subject to customary closing conditions, as well as other risks and uncertainties associated with the execution of the proposed transaction.  As is customary, the call will be governed by that language.

With that, I am going to turn the call over to Carlos Tavares.

Carlos TAVARES, Chief Executive Officer PSA

Good afternoon, ladies and gentlemen.  Welcome to this call.  As you know by now, the FCA Board and the PSA Supervisory Board have unanimously approved the merger of FCA and PSA.  Both Mike and I are proud to make this announcement on behalf of our companies.  This is the result of a very intense work in terms of preparing for this merger and the implementation of extensive due diligence.  We are not only proud, but also very excited about creating this new company, which is going to deliver a leader for a new era in sustainable mobility.

I would like to take this opportunity to express my sincere and warm thanks to our teams, to the cross-company teams that have been working so hard over the last few months to create this opportunity for both FCA and PSA.  I would also like to thank our union leaders, our union partners who have supported this merger in a very clear and very aligned way.  Of course, I would also like to thank our shareholders for the trust they are demonstrating in giving us the opportunity to create this new company.

This is a big opportunity for all of us, as we clearly understand that the two companies are complementary.  They are complementary in geography and technology.  They have a very strong track record in implementing turnaround plans.  I would also like to highlight the fact that this is a merger between two healthy companies, that are both highly profitable and doing great things in their different markets.  Therefore, we know that what we have to do from here is to be smart, to leverage the strength of both companies to make a new even more competitive car company vis-à-vis the challenges we have ahead.  It is very important to understand that the level of maturity that these companies have demonstrated in joining forces is what we are looking for.  This level of maturity comes from the fact that both companies had to turn themselves around and they now understand clearly that we will be better off together facing the challenges ahead than by standing alone.

Those challenges are not only the traditional CO2 challenge, which maybe even more stringent in the near future looking at what is now being discussed by the authorities in terms of Green Deals all over the world and specifically in Europe.  Beyond the CO2 challenge, we also have the cost of mobility.  Of course, clean mobility is a must, but affordable mobility is what our customers will be expecting from us.  They will be expecting from us safe, clean and affordable mobility.  It is this dimension in which this new company will have lots more competitiveness than the two companies standing alone.  Of course, we have many breakthroughs in terms of technology to deliver and again, combining forces will give us a much stronger R&D expertise capability.  We also recognise that we have a strong market divergence, one of which may be between the urban and rural areas, where the mobility solutions we have to bring to our customers may be very different.  Again, combining forces will give us a stronger capability to bring the appropriate solutions to our citizens and of course, make sure that we protect freedom of mobility, which is a very strong expectation from citizens.

From here it is quite clear that when we join forces, we are going to increase our ability to provide answer to the citizens.  Again, the expectation is simple, and it is about sustainable, that is clean, safe and affordable mobility and combining forces will of course be a very strong lever to achieve that.

I want to handover to Mike here for the next themes.

Michael MANLEY, Chief Executive Officer, FCA

Thank you, Carlos.  Let me add my welcome to everybody.  Joe you did not realise this but at the beginning you described me as the CFO, and I saw Richard’s face.  Do not worry, Richard, I am not the CFO, just for complete clarity.

Before I start, let me say that I share the same level of enthusiasm, excitement and confidence expressed by Carlos in relation to the merger of these two great companies.  With this merger we are actually going to execute what has only been theorised many times before, which is smart industry consolidation.  This allows us to capitalise on significant value creation opportunities as our industry undergoes what I think will be very extensive transitions, by bringing together the complementary strengths of our two companies.

As Carlos said, both companies are very strong and successful today.  Each company brings strengths to the table, such as leading profitability, strong presence in Europe, North America and Latin America, successful execution of recent combinations and obviously a vast number of technology partnerships.  Both Carlos and I recognise the challenges that lie ahead, and we see this combination as a perfect match to tackle them efficiently and effectively.

By coming together, the strengths of one company will help address the challenges of the other and create significant upside, such as having a more balanced and global footprint that integrates FCA’s strong position in North America and Latin America and PSA’s in Europe.  At the same time, we will optimise our families of platforms and powertrains, while leveraging our scale to be efficient and nimble in the way we invest, develop and deploy new technologies.

Let me put it in more concrete terms.  Among the benefits from combining our strengths and core competencies, together as one will be the fourth largest global OEM by volume, with robust margins at inception and that is even before we realise any synergies.  Our solid balance sheet will allow us to continue to invest in our product portfolio, alternative powertrains, emerging technologies and new mobility solutions.  It will also allow us to navigate potential cyclical challenges in the marketplace.

The new Group will have a vast and complementary brand portfolio with a robust presence across all segments, from luxury to mass-market and from passenger cars to trucks and SUVs.  We estimate annual steady state synergies at around EUR 3.7 billion and that is without any plant closures.  Carlos will provide more details later in the presentation.  Both companies have previously gone through combinations and by virtue of successful execution, they have come out stronger from each of them.  That is a point we are very proud of and what has also been a significant contributing factor to the success of the combinations is that each company has been able to quickly and effectively integrate diverse cultures and create international business leaders.  As a result, we are well prepared to successfully execute this merger and deliver significant value to all our stakeholders, our employees, customers and of course, our shareholders.

Carlos TAVARES

Thank you, Mike.  Let us now look at the key terms that by now you already know.  The major points of the transaction that deserve to be highlighted are:

●	A merger on a 50:50 basis.
●	Holding in a neutral country, the Netherlands.
●	Operational headquarters in France, Italy and the US.
●	Prior to completely of the transaction each company will distribute EUR 1.1 billion of ordinary dividends in 2020 related to fiscal year 2019.
●	FCA will distribute a special dividend of EUR 5.5 billion.
●	Groupe PSA will distribute its 46% stake in Faurecia.

Major shareholders on both sides are supporting the transaction and will remain deeply involved in the new company.  Here I would like to express my sincere and special appreciation to the Dongfeng Motor Group, who have been a strategic shareholder of PSA.  Within this deal, at closing Dongfeng Group will be 4.5% share as embedded in this agreement.

The governance structure will strongly contribute to the combined company’s performance.  The governance agreed between PSA and FCA is clear.  John Elkann will be the Chairman and I will be the Group CEO.  The Board will have a majority of independent directors in accordance with Dutch governance standards.  Mike will have a senior executive role and we will work closely together to make this happen.  We believe that this brings together the best expertise and leadership going forward and will help ensure that we successfully combine both companies.  Stability of the shareholding with a seven-year standstill and a three-year lockup are also embedded in this agreement.

I would like to handover here to Mike for the strengths of this combined company.

Michael MANLEY

Thank you, Carlos.  So, let me give you a perspective of what the combination of these two great companies looks like and provide some colour related to the opportunities just outlined by Carlos.  The two companies sold 8.7 million vehicles worldwide in 2018 on a combined basis, which as I mentioned before, would have made us the fourth largest automotive manufacturer by volume and the third largest by revenues.

If you look at the financial performance of each company, we have a simple aggregation of the key 2018 financial metrics, with some history of each company’s strong profit margins.  Please note that all figures in the presentation for FCA exclude Magneti Marelli and for PSA exclude Faurecia, unless otherwise noted.  In 2018, revenues for PSA and FCA totalled EUR 169 billion and we had a strong operating profit collectively of EUR 11.2 billion and a margin of 6.6%.  I think that this level of profitability is a testament to the success both Groups have achieved over the past year.  Operational free cashflow for the two companies was strong at EUR 7.5 billion in 2018.  Both companies have significantly improved profit margins over the past five years.

Looking at the financial position, the new company will have a strong balance sheet.  Enhanced financial flexibility is evidenced by the nearly EUR 14 billion of automotive net cash and EUR 42 billion of available liquidity.  As I said, this is based on combined figures for each company at the end, in this instance, of Q2 this year.  Our enhanced financial and liquidity profile puts us in a position to confidently target an investment grade credit rating, which is not only important for our lower cost of debt, but also for the relationships with our suppliers.

I am going to pivot here and start looking at the brands and I want to highlight the heritage we are building on.  As Carlos stated at the start of this presentation, we have a great portfolio of brands.  The brands of the two companies have been around in some cases for more than 120 years, with the Peugeot brand way back at the beginning first started producing automobiles.  Obviously, these brands all started with national roots, which is where brands to start, but many of them have migrated onto the global automotive playing field and have done very well, while some remain strong on a local basis.  I think when you think about our brands and the portfolio, we are going to compete in all vehicle segments as well as having full market coverage thanks to a broad and complementary portfolio of the brands that, as I said, I think are now very well-established.  Obviously, this presents opportunities for platform convergence and we are eager to start working on that and we will discuss it in more detail later.

On a combined basis, approximately 75% of our global sales were evenly split between the passenger car and the ever-growing utility vehicle segment.  The remaining sales are basically an even split between LCVs, MPVs and trucks.

We noted earlier that one of the benefits of the merger was that the combined entity would be more balanced geographically.  If you look at the 2018 performance for each company, by combining PSA’s strong revenue base in Europe with FCA’s strong base in North America, the new company will have a balanced exposure to both markets.  As you know, this will help minimise the impact of any cyclical downturns that may occur in a specific region.

As FCA has been discussing for some time, one of the key benefits of a full merger between the two OEMs is investment spending efficiency.  On a combined basis and normalised for FCA’s unusually low-spending in 2018, which we have discussed on a number of our quarterly calls, FCA and PSA would have invested a combined total of approximately EUR 15 billion last year.  The capital investment synergies we expect to generate from the merger will allow us to efficiently and effectively develop leading innovative mobility solutions, as well as state-of-the art technologies for car connectivity, new energy vehicles and of course, autonomous driving.  In addition, this will allow us to free-up engineering resources for innovations on new products and improve our product cost competitiveness.  Even with our larger scale, efficiency will remain a key driver for the new company.

With that, I will hand back to Carlos.

Carlos TAVARES

Thank you, Mike.  Before I talk about the synergies, I would like to highlight the fact that the synergies of costs will not come from any plant closures resulting from the transaction.  We are targeting annual synergies of at least EUR 3.7 billion, as Mike stated, at steady rate, with a cumulative implementation cost of approximately EUR 2.8 billion.  We have three major drivers for these synergies.  The first, which accounts for 40%, is driven by platform and powertrain convergence, optimising our investments in R&D and improving manufacturing processes and tooling efficiencies.

The second, also at 40%, is about purchasing savings where we will leverage our larger scale to improve product costs and gain access to new suppliers, in particular, electric or high-tech components.  It is very important to link this to what we expressed previously about clean and affordable mobility.  Clean and affordable mobility means that we need to be cost competitive in buying all the electric powertrain components and batteries.  That means that the volume scale effect coming from the size of the NewCo will be paramount to ensure that we deliver the cost competitiveness on the electric components that leads to clean and affordable mobility.  This is a very important factor as you may understand.

The third factor, which accounts for 20% of the total, will be related to multiple areas such as marketing, IT systems, logistics and administrative efficiencies.

These synergies will have a net cashflow positive from year one and we expect from our planning to deliver no less than 80% of the total synergies by year four.  This is where we are today and the combined entities will  have a capability to be around 3 million cars per year on a single platform, which is also very important in terms of cost competitiveness.  Comparing the new company to our peers, a 3 million car volume per platform and per year is a highly competitive ratio.  This is absolutely paramount, and this is something we will deliver after the closing by making the necessary decisions to converge to a limited number of platforms.

CO2 and compliance are very important issues for the future.  We know that some regions in the world, starting with Europe, are currently thinking about making the CO2 objectives more stringent than the existing ones.  We have heard about the Green Deal in Europe, for example, and that means that in 2030 we may possibly be asked to go beyond the -37.5% CO2 reduction.  If that were to happen and it was to be set at around -50% then of course, the capability of the NewCo will be paramount for the compliance and success of our brand portfolios.  This is exactly where we are going to, exactly what we are now framing to make sure that our ability to electrify the new products profitably leverages the scale of the company to be cost competitive in batteries and electric powertrains.  We want to make sure that we can bring not only clean mobility but also affordable mobility to the markets in which we operate, at an acceptable profitability rate.  From here and from closing it is going to be much more than just CO2 compliance.  It is going to be a competitive edge for the new company, and I think this is, of course, very exciting for the future as we master the technology bricks of this electrification.

Innovation and enhancing innovation are also very important, through a bigger capability to invest in R&D and products.  As Mike mentioned, the combined entity will not only be able to spend more, but also to reduce the per unit depreciation of all the R&D expenses.  This is also going to be a factor for the cost competitiveness of our sales.  We see that FCA has very strong and very attractive partnerships in terms of autonomous vehicles, as well as connectivity.  Again, PSA has some other partnerships and we see that there is a potential here to make things even more competitive moving forward.

I wanted to share this with you, but what are the next steps from here.  You know that yesterday, the two Boards, the FCA Board and the PSA Supervisory Board unanimously approved this merger.  Mike and I are proud and thrilled to move forward and to get the job done from signing to closing.  As you know, there are a significant number of anti-trust and regulatory approvals and we will make sure that we do this work in a very rigorous and focused way moving forward.  We can expect the work to take between 12 and 15 months, which is the lead-time to the closing and from there, we will start implementing whatever we need to do to make those synergies real.

In a nutshell, to conclude this presentation, I would just like to remind you that we will shoot for no less than EUR 3.7 billion of synergies, things that we have already identified and would like to improve even further in the future.  Of course, efficiency and effectiveness will be at the core of our strategy.  We need to recognise that we are already among the most profitable automotive companies in three different geographies, that is Europe, North America and Latin America.  Thanks to a larger size, we want to continue to tackle the challenges better for the sake of profitability and never for the sake of volumes and we will have the size to provide cutting-edge technology.  I am extremely positive about what we are announcing today.  Of course, it is not going to be easy.  Of course, it is going to be thrilling, if you like challenges.  We understand that this new company will be competitive and will challenge the status quo in terms of what is now going on in the worldwide automotive industry.  With the best creativity of Europe and the Americas, Mike and I will create the good chemistry needed to make this company a true success.  I am very confident that by joining forces we will bring a better future to our employees and all the stakeholders involved with this new company.

Thank you for your attention.  We can now move to the Q&A.

Questions and Answers

José ASUMENDI, J.P. Morgan

Thank you very much.  Congratulations on the deal.  I have a couple of questions.  The first one maybe for Carlos is on labour cost to sales ratio.  If you think about FCA’s labour cost to sales ratio in Europe, what do you think is the potential for improvement in the coming years?  What do you think are the biggest levers to maybe improve this ratio to the level of core PSA?  The second question is maybe for Mike.  As we think about emissions in Europe and additional hurdles over the coming years that Carlos mentioned, how easy or complicated is it for the Fiat and Jeep brands to leverage on PSA’s multi-energy platform and launch additional electric cars?

Carlos TAVARES

Let me take the first question.  From everything we have seen in the public numbers, it is clear to us that FCA is already a highly competitive company in terms of total labour costs against turnover on a worldwide basis.  Last year, FCA was actually ahead of PSA on this criterion, so we believe that we have a combined entity that will be if not leading, perhaps top two or three in the industry worldwide on this issue.  I do not believe there is enormous potential on that issue.  I think we need to be smart in the way we are going to invest, in the way we are going to buy and the way we are going to share technology bricks and make sure that we move ahead with a higher level of efficiency and effectiveness than our competitors.  On specific labour costs against turnover, I think both companies are already extremely competitive on a worldwide basis.

Michael MANLEY

Thank you for the question.  Let me start by talking about our compliance plans.  As we have said, our plans if we were to stand alone were to begin bringing heavily electrified vehicles to the market in volume from next year.  As I look out our volume per platform is significantly below the volume, we will be able to achieve as a merged company.  Carlos talked about 2.8 million units and 3 million units across the B, C and D segments.  What that will mean to us collectively is driving down those costs, so as I look out in the coming years, I think that migration to PSA’s platforms will be easy.  What will come with that is a large proportion of the synergies that we have put in the 3.7 billion.  When I say ‘easy’, obviously it will take time and we are in a part of the ramp-up in terms of compliance where time is not on anybody’s side.  We will continue with a number of our plans to make sure that individually and collectively when we are together, that we do comply and then move as swiftly as possible onto the converged platforms.  It is easy, but it does take time.

Kai MUELLER, Bank of America

Thank you very much and congratulations on the transaction.  As a first question, just to understand you long-term view on the balance sheet a bit.  You obviously show on the joint balance sheet how you are positioning in terms of net liquidity.  Maybe for you Carlos, as you growth the business to become much bigger in terms of revenue, what is a comfortable level in terms of liquidity you want to run with, especially in light of the dividends you are paying out to Peugeot and FCA shareholders?  You said there was a lot of work to be done on anti-trust.  I saw a couple of slides on the back of your presentation on some of the key areas and key models.  Are there certain areas that you are most concerned about and what remedies might you consider if those things turn out to be an issue?

Carlos TAVARES

I do not feel that we have any concerns in terms of anti-trust.  We have reviewed this topic extensively with the teams from both sides and we are very comfortable that we have no anti-trust problem.  Of course, our minds will remain open and flexible to any question that might be raised by the authorities, but as a starting point of this process we are very comfortable.

In terms of what we would call the net financial position of the NewCo.  I think what would make us reasonably comfortable is that we land at above EUR 9 billion for the NewCo.  This is possibly what could happen looking at the public numbers we can see today either on the consensus or on the things that have already been made public through the different guidances.  With EUR 9 billion I think we would be in good shape to face any uncertainty of this market.

Kai MUELLER

Maybe just a follow-up, is that EUR 9 billion a run-rate you would be comfortable with running in the long-term as well?  Anything in excess of that you could be paying out in dividends as well?

Carlos TAVARES

I think you are a little bit ahead of me.  Give me some time.

Thomas BESSON, Kepler Cheuvreux

I have a first question on the time-to-market on the first FCA car that could come on the Peugeot platform.  I understand Mike saying it is easy, but it takes time, but can you already start working now that you have signed the MOU and have a car that comes out in 2022?  Or do you have to wait for the deal to close and have a car that comes out in 2023 or 2024?  When will this first car come out and helping obviously once the pooling agreement is eventually over?  With this production you are clearly becoming a formidable player on mature markets, but you clearly have some weaknesses in some emerging markets, notably China.  Can you say a few words about the intentions for China, or is it something you are still working on?  Finally, just a quick word on one aspect you were stressing, Carlos, agility versus size.  I know you are going for size, which I understand because of the constraints you are facing in this decade, but can you say something about how you are going to handle this new bigger company versus what you liked with a smaller one?

Michael MANLEY

I think we are going to cut-up those questions and I will do the first one.  Let me roll‑back, as you know we have had a joint venture with PSA for many years developing Ducato on our side and van on the PSA side.  Even before we got into the discussions in terms of the potential for a merger, we were discussing opportunities to use common platforms, because we recognised at that stage that it was a way to transition over the next few years in the least capital consumptive way.  We can continue projects that were started prior to our merger discussion but anything else would fall under gun-jumping regulations, which means they would be parked until the merger in and of itself is complete.  We are relatively clear on the things that we can work on and there are obviously things that we cannot and that is what has guided how we believe the synergies will come in.  Even though I said it is easy, as you know, producing a vehicle is not the easiest job in the world.  However, when I look at the success that PSA had with Opel, I think they produced the first vehicle from Opel in something like 21 or 22 months.  It shows you that with speed and I think focus, you can actually converge on platforms very quickly.

Carlos TAVARES

It is fair to say that we have not achieved a great success in China so far and obviously, this is a point that Mike and I will be discussing after the closing.  We want to find a diagnosis for the reasons we are not achieving as much as we would like in China.  From there, we will leverage the size and the capabilities of this enlarged company to perhaps bring a more efficient way of doing business to China, which we have so far not achieved.  This is still homework to be done after the closing.  So far, we can just recognise what you said, Mr Besson, that we are not achieving the results we would like to achieve at least on the PSA side, and this is homework and food for thought for the future.  Of course, this strategy will be a point for discussion and decision after the closing.

You also rightly mentioned the question about agility.  You are absolutely right, of course, size is not always the friend of agility.  On the other hand, what we are now facing in terms of environment is the fact that we cannot just say that having zero emission vehicles on sale in the showrooms is going to be the solution to the expectations of our citizens.  We have those vehicles on sale and customers could buy them.  However, we both that what the customers are going to ask us to deliver is not only zero emissions, not only clean mobility, they will ask for clean mobility, always safety of course, but also affordable.  If agility only came from the size then the small size could be a roadblock in achieving the volume scale effect that we need to deliver affordable, safe and clean mobility.  We have to find the appropriate size to be able to leverage volume scale effect in terms of buying batteries, motors and electric components on one side, where we need scale to be cost competitive to deliver the affordable and clean mobility that the customers expect.  That is a matter of size, and we also need some size to dilute the R&D costs to face the technology challenges we have ahead of us.

On the other hand, we do not want to lose the agility that FCA has demonstrated so far by being what we would call a mid-size car company.  Of course, that means that we will have to do specific work on how we increase the autonomy, the delegation of authority for the top executives who are leading business flows in the company, that is the regions.  We will have to make sure that they have the delegation of authority and the capability to assemble around them a number of top executives with the business skills needed to drive the business as far as possible from the frontline, so that the agility will be expressed within the regions because the business will be driven from the frontline, not just the headquarters.  Of course, this is something that is still food for thought.  It is a point we will discuss with Mike in a timely way.  It is something that has not been decided and is not yet very clear in everybody’s mind.  However, I think we still need to work out the right balance that combines agility by running the business as far as possible from the frontline to protect agility on one hand and on the other, leverage the scale to be cost competitive in buying the kilowatt hours and making sure that we deliver affordable, safe and clean mobility.

Patrick HUMMEL, UBS

I have a couple of questions.  The first one is regarding your statement about the net cashflow, where you said the impact of the merger would be positive from year one, which I think is quite unusual, also in light of the pretty high implementation costs that come along with a merger.  Can you be a bit more granular about what the first year savings will be?  Are they going to be predominantly driven by overhead cost reductions, or purchasing where you think you will have very immediate positive effects?  What makes you so confident in saying that you will be free cashflow or net cashflow positive in terms of the synergies in year one already?  Second, just to clarify on the CO2 compliance period 2020, 2021 in Europe, are you going to sign a pooling agreement even for those two years?  Or will be the pooling of PSA and FCA emissions just start after that compliance period?  Last, on the capacity situation in Europe, you are ruling out plant closures as part of the merger, yet on the FCA side in particular, I think there has been some excess capacity in the market.  What are your plans with that capacity?  Have you identified gaps in the product portfolio that you now think you can fill better thanks to the availability of each other’s platforms?  What are you thinking about that?

Carlos TAVARES

I will take the first question and Mike will take the others.  The answer for the first one is quite simple, as soon as the closing is delivered we have a very clear vision from the work that has been done so far on synergies, how much cost avoidance in terms of R&D and capex we will be able to deliver by crossing the capabilities of both companies.  It is quite clear that there are many things we can share.  There are many assets we can share in terms of powertrains, platforms and things that if we share, we immediately generate a very significant cost-saving for the other company.  This is why, in terms of R&D and capex, the cost avoidance on the first year can be cash positive because we can immediately share many things, which represent our complementarity with the assets of both companies.  That is why we can be cash positive from year one.

Michael MANLEY

On the pooling agreement, I said on one of our quarterly calls that we have pooling agreements that go through to the end of 2021 and it was matched with STA standalone product cadence for our electrified vehicles and a penetration into the marketplace we felt we could achieve with that.  That pooling agreement will stay in place through 2021 and frankly, I have described it in the past as a hedge.  As you know, even next year we will begin to bring-on our heavily electrified vehicles.

I think you then ended up on excess capacity.  You are right that for FCA the utilisation in our European plants has been a weakness for us.  We have worked very hard and I think incredibly well with our unions, to manage it.  We know from the product plan that we have developed that that utilisation would reach competitive levels compared to our European peers as we got into 2022, 2023 in particular.  What I think the merger gives us the opportunity to do in some instances is accelerate those plans once we get to the merger itself and achieve those plans with much better efficiency in terms of capex.  When we look at overall capacity in Europe, we are confident that we will be able to not just reach but maintain competitive utilisation levels, which is why we made the joint statement we did in terms of plants.  As Carlos said, this is a merger of two healthy, well-performing businesses that have opportunities no doubt, but are not coming at this in terms of a crisis.  That is why I think this is an ideal opportunity and time for us to merge.

Patrick HUMMEL

Thank you both.  Mike, just one follow-up on the pooling agreement.  My question was not so much on the Tesla pooling agreement but basically the pooling between PSA and FCA going forward.  Is there any benefit from pooling right away before the NewCo actually starts?  I think it would not be an issue to file at the EU for pooling of PSA and FCA today?

Michael MANLEY

I agree, I think you are right.  I am sorry, I did misunderstand your question.  As Carlos mentioned, I think when you look at the plans for standalone PSA and FCA, certainly I see a very robust plan from FCA going through that time period.  I know that Carlos would say that he sees a very robust plan for PSA.  You are already seeing significant electrified vehicles in the marketplace.  If there is opportunity or need for us to pool, then of course, we can take advantage of that.  I think the good news is that, because there will be a delay before we can get that convergence on platforms, that both of us have solid plans that will not require pooling, but it gives us yet another option should we need to.  There is more flexibility, which is always a good thing as you go into what could be uncertain times.

Max WARBURTON, Bernstein

Congratulations from my side too.  There is something satisfying and gratifying about seeing this deal happen, given that both sides so wanted to do something like this.  All the best of luck for the next stages.  I have two questions.  Mike earlier mentioned ‘gun‑jumping’, in terms of some of the limitation’s around what you can do together before the deal closes.  Could you just talk about that a little bit more?  Are you able to do enough due diligence?  Are you able to get into the data in sufficient detail to know exactly what you want to do once the deal closes?  From an information point of view, are there any limits on what you can explore?  Are the limitations just really on actually getting stuff done together, like a joint platform as mentioned earlier?  Second, Carlos, is it too early for us to ask you for your thoughts on Fiat in Europe.  You have turned around two European businesses; how does Fiat compare to what you found and had to do at Peugeot and Opel?

Michael MANLEY

Thank you, Max.  I will respond to the first one while Carlos contemplates the second one.  See, I am buying you time already.  The gun-jumping rules, so diligence in terms of putting together the plans is separate from actually acting as if you were one company before you are one company, which usually comes after the diligence.  The establishment of very robust, clean rooms for example, enables a few people to carry out the diligence as well as looking at the integration planning.  That was fundamental to underpinning the initial assumptions that were done at a much higher level and that was really the work that the teams did over the last weeks and months.  As you can imagine, it was a huge amount of work to validate the top line assumptions and make sure it was achievable.  On the gun‑jumping side, we can continue any project that had really been started before.  What we cannot do between now and closing, and apologies, Max, you probably know this better than me, is to act as one entity on, for example, a new project going forward.  We and the teams are very clear on what we can do and that has in fact fed into the timing we have assessed for how those synergies will accrue to the merged company.

Carlos TAVARES

On your second question, as you know, we are a little bit ahead of time, but I could share a couple of thoughts with you on what I have already seen.  First, as we are both car and brand addicts, we know that the FCA brands in Europe are extremely rooted in Europe and it is important that we understand these deep roots in terms of passion for these products and brands.  When we have this kind of situation it means there is a big ground to leverage these roots in Italy to make these brands even more enjoyable for the future.  I am very comfortable with the history, with the roots, the passion and the talent of the people I have met so far, and this is a very good starting point.

From the other side, if I may say, we are going to have a very significant tailwind, which is called electrification.  Electrification is going to bring us to a level of commonalities and cost-efficiencies related to the volumes per platform and component with electrified products in Europe, which for us will represent a very strong competitiveness factor.  As you know, the size of PSA plus FCA in Europe is going to be significant, although it is certainly not at the level of our German competitor, but not far behind.  The fact that we are going to join forces means that the volume per platform and per component, the amount of kilowatt hours that we are going to buy, are going to be significant enough to deliver a volume scale effect that ensures cost competitiveness against our peers.

You can see that we have two different sides to the same reality.  One side is the supply side and the cost of electrified components and platforms, which will benefit from the volume scale effect of the combined entities.  On the other side, of course, we have the history, the roots of the Italian brands which express a lot of passion and emotion.  When there is passion and emotion there is room to continue to work on the marketing communications to ensure that at some point in time, we have the capability to improve the situation.  I am very confident and of course, many things have already been done I believe, and Mike mentioned that.  It means that we are on a rolling start and possibly we will be able to bring a few more ideas based on our own experience and this is what makes this merger really exciting.  We see a lot of business sense and focus from the two companies, which were both able to turn around and have a level of maturity to understand that it is better to face the challenges of the future together than on a standalone basis.  I am sure that by joining forces, all of this experience and passion combined will deliver even better results.  That is what we can say on this matter right now, Max.

Adam JONAS, Morgan Stanley

A really excellent call, an absolutely historic and very interesting call.  A lot of zeitgeist in here what is going on in the industry.  I have a couple of questions.  Once you have closed, what will you be spending more money on, like capex and R&D, over the next five years, kind of T plus five from closing?  If I gave you a choice between internal combustion and battery electric vehicle as just two categories, what do you expect to spend more on?

Michael MANLEY

For the answer to that question you have to look at what has already been spent in terms of capex and the R&D.  FCA have just finished launching all of our next generation combustion engines with our GME and GSE and they are now being actively rolled-out.  Of course, it is beyond doubt that the future is higher and higher levels of electrification, connectivity and autonomy.  Those are the elements that will increasingly allow you to win or not win in the marketplace.  We move forward, given that we already have highly efficient, small displacement combustion engines, a series between the Group of exceptional transmissions, I think the investment will need to be targeted towards the future technology.

Adam JONAS

Thank Mike.  Carlos, can I steer one towards you?  There seems to be a real dichotomy between auto companies on how to approach electrification.  On one side you have got folks like GM and Volkswagen that have eliminated hybrids or about to.  Their view is that capital is expensive, they do not want to have to do everything for everybody, they want to skate towards where the puck is going.  Sorry, for the hockey analogy now, I do not really expect you to follow that but you get the point. Mike you lived in Detroit.  You have some folks going after the hybrid thing which if I am being blunt is super-complex, expensive and while it might have a place, continues complexity.  Whereas EVs are just so simple.  I am just curious where you come out on the spectrum.  Are you on the Toyota side where hybrids are amazing?  Or are you on a kind of Volkswagen, GM side, which is we need to go where the industry is really going?  How would you place your view on that?

Carlos TAVARES

Let me try to answer this sophisticated question.  On thing that none of us should forget is that we have customers and at the end of the day, they decide.  Of course, we have to comply with the CAFE regulations in terms of overall CO2 emissions performance for the mix of sales.  That means that we need to bring technology bricks to the market, the PHEVs, MHEVs, BEVs of the world and highly efficient ICEs.  All of this needs to be on the table for a competitive global car company nowadays.

This is exactly what we have by combining the strength of the two companies, we have all those technology bricks on the table.  That means that from now we will have to build the most efficient menu to ensure that we have highly CAFE compliant sales on the table.  This is what we are going to improve even further after the closing of the company.  Right now, you can see that the PHEVs of the world bring you the best of different worlds.  They bring you the capability to be zero emission downtown, to have a significant range for the product if you want longer trips and to be four-wheel drive with low emissions.  I would call this all technology that we have in our hands and of course, it is something that we will be using in the future because people are ready to pay for four-wheel drive capability, low emission with significant range, with zero emissions in urban areas.  All of these are things that customers are willing to pay for.  On the other hand, if you want a zero emission capability with a long range, that is also a possibility.  It will need specific engineering and it is a possibility that we are not discarding.  It is highly dependent on the competitiveness of your battery buying.  If you do not have good competitiveness in battery buying it is then going to be difficult in the future, but it is also a possibility.  Of course, all the intermediate technology steps are possible, and we can both observe right now that if you combine the technology strengths of FCA and those of PSA, all these technology bricks are on the table.

Adam JONAS

Thank you, Carlos.  Mike, just one last quick one for you.  We have noticed that the ticker symbol Jeep is not used by any entity to our knowledge.  This is a serious question; can you confirm that you have the rights to that ticker symbol?

Michael MANLEY

I cannot confirm whether I have the rights to that ticker symbol.  I am just trying to work out whether I would even want to use it if I did.

Adam JONAS

That is what we are trying to figure out too.

Michael MANLEY

Maybe we should have a cup of coffee and talk about it.

Gaetan TOULEMONDE, Deutsche Bank

I only have one question, regarding the restructuring you mentioned, EUR 2.8 billion spread out over the next few years.  Can you be a bit more explicit about that number?  Will it be more back-end or front-end loaded, equity shared between the two Groups and explain a bit more what is behind that number?

Carlos TAVARES

First of all, we will make sure that we reduce that number, that is the most important thing.  Two, we will make sure that we can back load it, if we can.  Three, we also have it in our hands to be able to adapt all the manufacturing processes of the two companies to be flexible in terms of manufacturing, making sure that we can have a flexible manufacturing footprint in support of the business of the different brands of the new entity.  Of course, we may also have things related to R&D that need to be considered.  There are integration costs in terms of IT systems, making sure that the companies can have a flawless and fluid flow of information across the different functions and regions.  There will be some transaction fees, as well as some additional fees in terms of financial services.  This is all we have.  Of course, as you may know, on one hand we will try to improve the scope of synergies, because it is quite amazing to see how creative our cross-company teams have been.  Even after we have concluded that EUR 3.7 billion, that is the right number, we see the flow of ideas is still there and people are coming back to Mike and me with additional ideas.  On the other hand, even though we have to take into consideration a certain amount for implementation costs, you know that we are always looking for more efficiencies and we will try to reduce those amounts.  That is where we are right now and we will tell you more after the closing, because then we will be much more concrete and pragmatic about the things we intend to do.

Gaetan TOULEMONDE

Is it more back-end loaded or front-end loaded and is it shared relatively equally between the two companies?  When you refer to the synergies, I remember some notion of cost avoidance.  We talk about real synergy, we do not talk about cost avoidance in the number you mentioned, is that correct?

Carlos TAVARES

In our sense, we talk about cost avoidance as a clear synergy because you are avoiding an investment in one of the two companies, so it is a clear synergy by sharing assets between them.

On your first question, I would just like to highlight two things.  First, we were saying that we would be cash positive from year one on the synergy plan, so this is a piece of information for you.  Second, by year four, we would have delivered no less than 80% of the total amount of synergies as a run-rate of EUR 3.7 billion.  These two points give you a hint about the pace of delivery we intend to achieve.

Stephen REITMAN, Société Générale

I have two questions.  On slide 18, you talk about the platform volumes, the 3 million on the compact, mid-size and over 2.6 million on the small.  I think we all understand that the major profit pool for PSA is Europe and the major profit pool for FCA is North America and I think we understand where the product synergies are coming from in Europe and maybe Latin America.  Do you think that PSA has much to offer the North American operations of FCA in terms of platforms, etc., considering where FCA’s profits are coming from at the moment, from Ram and Jeep?  Second, regarding Comau, can you talk me through the thinking behind the decision to distribute the proceeds from Comau to the Dutch company, the new co-merged Group rather than to FCA shareholders prior to the merger?

Michael MANLEY

In answer to your question, there are always things that can be contributed into North America from the merger of the company.  Let me start with one of our most important assets and that is the people we have in the organisation.  You have two organisations that, as we have said in the past, have had near-death experiences and they have not only learnt to thrive, but to do it in incredibly competitive times.  For me, the movement of people into a global company around the world is a huge asset that we always underestimate.  I am looking forward to joining and merging the cultures quickly in that way.

When I think about electrification for example, whole platforms, no, because the platform protocol is very different, but components, of course.  For example, electric drive units, control units, even battery cells, can be used and utilised in many vehicles, as can developments in autonomous driving or connectivity.  It is not necessarily apparent on the surface if you just look at platform sizes, but there is a lot of opportunity that I think can be accrued, some of which is reflected in for example, the purchasing synergies we have talked about.  However, there is much more to do and as Carlos said, our collective teams constantly and continue to roll-up ideas.  I like to think of this as a minimal hurdle and it is my job and Carlos’s to get over it as quickly as possible and deliver even more.

In terms of Comau, some time ago we had a view and we went through the normal process of due diligence to finalise the view we felt was fair and reasonable to both sets of shareholders.  I think we ended up in the right place.  Obviously, I will not go through and regurgitate all the weeks and work that was done in-between, but clearly there was unanimous support from both Boards of Directors and our Board also felt we ended in the right place.

Stephen REITMAN

If I could just ask also, PSA obviously had ambitions to re-enter the North American market before the merger was announced.  Does the merger satisfy PSA’s ambition in the sense that it now has a very full presence in North America?  Or, do you think there is still further room for the PSA brand to be sold in the United States?

Carlos TAVARES

For the time being we see the strength of FCA in North America, which is outstanding and of course, we have 12 months ahead of us to think about what we do after the closing.  I apologise, but so far it is premature to answer your question but, of course, it is something we will have to consider, and the decision will be made at closing.  Of course, we all recognise that FCA is not only a big player in North America, but also a highly profitable one.  This is also a big reason for the combination of these two companies.

I would just like to add to the previous question that, as Mike mentioned, if the emission regulations where to become more stringent in the US market, of course, all the electrification know-how, technology bricks and components we would have developed for the European market would be a very significant asset to bring the appropriate level of improvement to the US market.  All of this is also part of the potential of this new company in being able to move from one region to another the technology bricks that allow us to be not only compliant, while always in the same direction of safe, clean and affordable mobility.

John MURPHY, Bank of America

A first question in the context of the synergies with the commitment to maintain plants and headcount in Europe.  Given what is going on with car trends over time, is there any possibility for in-sourcing of more parts of the vehicle, particularly around the powertrains?  If we also think about these cost-savings, how much of your synergy number is a net number and how much will be reinvested in future tech?

Carlos TAVARE

It is a great question.  We have been strategically thinking about this and this is a topic that still needs more discussion with Mike and the FCA team.  So far, on the PSA side we have been taking a very clear stance in a vertical integration of a certain number of electrified components.  We have created a JV to engineer and manufacture electric motors.  We have been doing the same thing for electric automatic transmissions.  We are manufacturing our own battery packs.  We are taking part in the European battery supplier project, which has now been authorised by the European Union.  This all demonstrates that at one point in time it is important that we control the competitiveness of the electrified powertrains.  That is where we started.  Of course, all this needs to be discussed with Mike and the FCA team.  It can be challenged and changed, everything is open, but to a certain extent, it is the capability we have to be in control of the performance competitiveness of the electrified powertrains.  At the same time, by combining the volumes of the two companies we can also have a high level of cost competitiveness to be in a situation to challenge some of our peers.  Again, we cannot talk any more about clean mobility without talking at the same time about affordable mobility.  Clean mobility is not going to be enough, because if clean mobility is, as we all know, expensive mobility, then expensive mobility will not be something that will meet the expectations of all the customers we have right now.  We need to add the affordability dimension to clean mobility, which will come from volume scale effect and eventually from being able to control the technology on the scientific, manufacturing and the supply chain side of the technology.  This is all about the cost competitiveness of the supply side of the business flow.

Of course, this is open for discussion; nothing is completely locked-in.  I also think that it is a very timely moment for this merger decision because with the acceleration we can anticipate on CO2 emission targets, this is the moment some very significant decisions need to be for 2030.  I am very happy that this merger is happening right now because we are in the right time window to make those decisions and that will benefit both companies by 2025 and 2030.  That is what I want to share with you today.

John MURPHY

Is it fair to say that the EUR 3.7 billion target for synergies is a net number?  Or, is that something that could end up being reinvested in this new technology perhaps still TBA?

Carlos TAVARES

You can consider the synergies as a net number.

John MURPHY

Lastly, one of the things that Fiat Chrysler has struggled with is a hole in the portfolio, the lack of a captive Finco.  In the combined entity is there maybe an opportunity for both companies to really ramp that up and plug that hole, because that is one thing that people take a good look as a core part of global OEMs these days?

Michael MANLEY

From the number of presentations, we have given, we think that at the right time a captive Finco, particularly in North America can be a very strong asset for the Group.  We have arrangements in EMEA, for example, in FCA as well as PSA, that are equally working very well at this moment in time with our joint venture partners.  I would say that that is something that also requires some further detailed thought as the two companies come together.  At the appropriate time, I think it is proven that a very strong captive is an asset.  However, not everything is solved now and there are many things we need to work our way through.

John MURPHY

Is it fair to say that when you called it synergies and opportunities, that is not something that you have outlined [inaudible] quite materially to the combination?

Michael MANLEY

That is a fair statement.  It will be absolutely incremental to everything we have put in.  We have very few synergy effects from our current three partnerships for Finco.

Operator

That concludes the question and answer session.  I will now turn the call back to Mike Manley and Carlos Tavares for closing remarks.

Michael MANLEY

Thank you for making the call today.  It is obviously a very special day from our perspective.  As you all know, FCA has long felt that smart combinations, mergers in our industry, are not only beneficial but are also necessary as we approach some of the challenges in the future.  I think we have been very vocal on this point.  Now we have had time to explore it, I believe that of all of the opportunities out there for us, it is absolutely the right thing.  It will enable us to certainly use capital much more efficiently and I think return better value to our shareholders.  All of the things we have learnt as a company since 2009 and the journey we have been on, and I am sure it is very similar to Carlos from 2013, now to be able to pool that collective knowledge and the track record that both organisations have been able to build up and I think create something very special.  Many of you on the call have followed FCA throughout this whole period and have been around and part of the transition for me.  Despite the fact that I do not always like all of the questions, you have been on much of the journey, so I hope you are looking forward to the next phase as much as I am and all our people.  From my perspective it is a good day, but it is a start.  Again, thank you for your time.

Carlos TAVARES

Mike’s comments absolutely hit the spot.  I have nothing to add.  I share everything and support everything he said.  I would just like to share with you that this is going to be thrilling, exciting and a once in a lifetime opportunity.  I am really looking forward to supporting the creation of this merged company.  I think the potential is obvious, geographical and technological complementarity and a lot of execution capability from both sides.  We are competitors and we love competition.  We are ready for the fight and let us move on.